Management’s Discussion and Analysis
For the years ended December 31, 2025 and 2024
(all tabular figures are presented in thousands of United States Dollars, unless otherwise stated)

Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)

Contents

Introduction...................................................................................................................................................................	3
Business Overview.........................................................................................................................................................	3
Highlights | Key Performance Indicators.......................................................................................................................	4
2025 Financial Highlights...............................................................................................................................................	5
2025 Operational Highlights..........................................................................................................................................	5
2026 Outlook Guidance.................................................................................................................................................	7
Operating Performance | Segovia.................................................................................................................................	8
Operating Performance | Marmato..............................................................................................................................	11
Financial Results............................................................................................................................................................	12
Financial Condition, Liquidity and Capital Resources ...................................................................................................	14
Selected Annual and Quarterly Financial Information..................................................................................................	15
Off-balance Sheet Arrangements..................................................................................................................................	16
Transaction with Related Parties...................................................................................................................................	16
Financial Instruments and Financial Risk Management................................................................................................	16
Contractual Obligations and Commitments..................................................................................................................	16
Outstanding Share Data................................................................................................................................................	17
Non-GAAP Financial Measures .....................................................................................................................................	17
Accounting Matters & Risks and Uncertainties.............................................................................................................	23
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting..................................................	24
Qualified Person and Technical Information.................................................................................................................	25
Mineral Reserves and Mineral Resources.....................................................................................................................	25
Technical Disclosure......................................................................................................................................................	25
Cautionary Note Regarding Forward-looking Statements.............................................................................................	26
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Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Introduction
The following management’s discussion and analysis (MD&A) of the results of operations and financial condition for Aris Mining Corporation (Aris Mining or the Company), is prepared as of March 11, 2026 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2025 and 2024 (the Annual Financial Statements), which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These documents are available on Aris Mining’s website at www.aris-mining.com, under the Company’s profile on the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca and in its filings with the U.S. Securities and Exchange Commission (the SEC) at www.sec.gov.
Additional information regarding Aris Mining, including its Annual Information Form (the AIF) for the year ended December 31, 2025 and dated March 11, 2026, as well as other information filed with the Canadian securities regulatory authorities, is also available under the Company’s SEDAR+ profile and in its filings with the SEC. Readers are encouraged to read the Cautionary Note Regarding Forward-looking Information section of this MD&A. The financial information in this MD&A is derived from the Annual Financial Statements prepared in accordance with IFRS. All tabular figures contained herein are expressed in thousands of United States dollars (USD), except as otherwise stated.
This MD&A refers to various Non-GAAP measures, such as, total cash costs ($ per oz gold sold), AISC ($ per oz gold sold), adjusted net earnings and adjusted net earnings per share, EBITDA, adjusted EBITDA, AISC margin, sustaining capital and growth and expansion capital, operating free cash flow after sustaining capital and taxes paid and free cash flow after growth and expansion capital, net debt, and the underlying components thereof, are Non-GAAP financial measures and Non-GAAP ratios in this document. These measures are intended to provide additional information to investors. They do not have any standardized meanings under IFRS, and therefore may not be comparable to other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Refer to the Non-GAAP Financial Measures section of this MD&A for a full reconciliation of total cash costs ($ per oz sold), AISC ($ per gold oz sold), adjusted net earnings and adjusted net earnings per share, EBITDA, adjusted EBITDA, AISC margin and sustaining capital and growth and expansion capital to the most directly comparable financial measure disclosed in the Financial Statements, and refer to the Operations Review - Segovia section for full details on AISC margin. Reference should also be made to the Non-GAAP Financial Measures section of this MD&A for information about non-GAAP measures referred to in this MD&A.
Aris Mining is a company incorporated under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900-550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

Business Overview
Aris Mining is a Canadian gold mining company focused on South America. The Company operates the Segovia and Marmato underground gold mines in Colombia, which together produced approximately 257,000 ounces of gold in 2025. Aris Mining is listed on the TSX and NYSE under the symbol ARIS.
Expansion projects underway at Segovia and Marmato are expected to increase production to approximately 500,000 ounces of gold per year, driven by the ramp-up of the second mill at Segovia, which was completed in June 2025, and construction of the new Marmato bulk mine and CIP plant, with first gold expected in Q4 2026.
Aris Mining's existing portfolio supports a longer-term objective of approximately 1 million ounces of annual gold production1. Key projects include the high-grade Soto Norte gold project, where environmental studies are being finalized for submission in Q2 2026 to initiate the licensing process, and the Toroparu gold project in Guyana, where a Prefeasibility Study is in progress and a construction decision is expected in early 2027.
Additional information is available at www.aris-mining.com, www.sedarplus.ca, and on www.sec.gov.
1 Includes potential production estimates from Toroparu, which is based on a preliminary economic assessment and is preliminary in nature. It includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There can be no assurance that the projected production will be achieved. Such production also remains subject to obtaining all necessary permits for both Soto Norte and Toroparu.
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Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Highlights | Key Performance Indicators

	Three months ended				Years ended
Operational Information	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2025	December 31, 2024
Gold produced (ounces)	69,852	73,236	58,652	54,763	256,503	210,955
Gold sold (ounces)	71,717	73,001	61,024	54,281	260,023	210,616
Average realized gold price ($ per oz sold)	4,200	3,472	3,281	2,840	3,496	2,371

Financial Information
Gold revenue	301,244	253,456	200,231	154,142	909,073	499,318
Income from mining operations	158,065	122,740	91,991	59,985	432,781	147,262
EBITDA	120,406	96,506	31,546	39,655	288,113	147,543
Adjusted EBITDA	167,996	131,069	98,733	66,613	464,411	163,106

Net earnings (loss)[1]	50,863	42,011	(16,897)	2,368	78,345	24,582
Adjusted net earnings	94,097	71,842	47,762	27,227	240,928	55,851

Net earnings (loss) per share – basic ($)[1]	0.25	0.21	(0.09)	0.01	0.42	0.16
Adjusted net earnings per share – basic ($)	0.46	0.36	0.27	0.16	1.28	0.35

Sustaining capital	18,389	11,858	12,287	6,589	49,123	27,044
Growth and expansion capital	67,735	48,136	36,745	43,010	195,626	168,387

Operating free cash flow after sustaining capital and taxes paid	125,032	92,521	66,460	38,124	322,137	59,612
Free cash flow after growth and expansion capital	57,297	44,385	29,715	(4,886)	126,511	(108,775)

Segovia Results
Gold produced (ounces)	63,137	65,549	51,527	47,549	227,762	187,583
Gold sold (ounces)	64,456	65,580	53,751	47,390	231,177	187,122
AISC Margin - Total ($'000)	151,264	121,510	87,169	60,895	420,838	163,003
AISC ($ per oz gold sold) - Owner Mining	1,662	1,452	1,520	1,482	1,534	1,486
AISC Sales Margin - CMPs (%)	46%	44%	42%	41%	44%	36%

Balance sheet, as at					December 31, 2025	December 31, 2024
Cash and cash equivalents					391,874	252,535
Total debt[2]					477,708	493,840
Net debt[3]					85,834	241,305

1.Net earnings represent net earnings attributable to the shareholders of the Company.
2.The face value of long-term debt as of December 31, 2025 is shown as the principal amount of Senior Notes outstanding and the total number of Gold Notes outstanding at their par value.
3.Net debt is calculated as outstanding principal for the Senior Notes and the Gold-linked Notes, less cash and cash equivalents.

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Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
2025 Financial Highlights
•Gold revenue increased to $909 million, up 82% from $499 million in 2024, driven by higher realized gold prices and increased sales volumes.
•EBITDA increased to $288 million from $148 million in 2024, primarily generated from an increase in income from mining operations.
•Adjusted EBITDA increased to $464 million, compared to $163 million in 2024, after normalizing for non-cash and non-recurring items. The 184% increase demonstrates substantial leverage to higher gold prices.
•Net earnings of $78 million, compared to $25 million in 2024. Results for 2025 include $433 million in income from mining operations, up from $147 million in 2024.
•Adjusted net earnings of $241 million or $1.28 per share, up from $56 million or $0.35 per share in 2024.
•Cash and cash equivalents increased to $392 million at December 31, 2025, up from $253 million at December 31, 2024. The increase primarily reflects:
◦$322 million of operating free cash flow after sustaining capital and taxes paid;
◦$115 million of proceeds from the exercise of ARIS.WT.A listed warrants (July 2025 expiry);
◦$13 million of proceeds from the sale of the Juby Gold Project; partially offset by
◦$77 million of debt repayment and servicing;
◦$60 million used for the Q4 2025 acquisition of the remaining 49% interest in Soto Norte; and
◦$196 million invested in growth and expansion capital.
•Net debt was reduced to $86 million, down from $241 million at year-end 2024.
2025 Operational Highlights
•Gold production totaled 256,503 ounces in 2025, exceeding the annual guidance midpoint (230,000-275,000 ounces), and representing a 22% increase from the 210,955 ounces produced in 2024.
•Segovia
◦Produced 227,762 ounces in 2025, driven by average gold grades of 9.82g/t, gold recoveries of 96.1%, and a 17% increase in tonnes milled compared to 2024, driven by the installation of a second ball mill in June 2025.
◦AISC margin increased to $421 million, up 158% from 2024, reflecting higher realized gold prices and increased sales volumes.
◦Owner-operated mining AISC was $1,534 per ounce, compared to $1,486 per ounce in 2024, and within the full-year 2025 guidance range of $1,450 to $1,600 per ounce.
◦Contract Mining Partner (CMP) sourced gold delivered an AISC sales margin of 44%, exceeding the full-year 2025 guidance range of 35% to 40%.
◦Total AISC of $1,705 per ounce, compared to $1,507 per ounce in 2024. The 2025 results reflect disciplined cost control in owner-mining AISC, which was $1,534 per ounce (up 3% over 2024). AISC for CMPs was $1,973 per ounce (up 29% over 2024), primarily reflecting the gold price-linked purchase formula during a period when realized gold prices increased 48%.
•Marmato
◦Produced 28,741 ounces, a 23% increase over 2024, and above the 2025 guidance range (20,000-25,000 ounces), supported by stable throughput and higher average gold grades. Production in 2025 reflects the throughput capacity of the existing flotation plant, with throughput expected to increase significantly upon commissioning of the new CIP plant expected in the fourth quarter of 2026.

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Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
•Marmato construction advancing
▪Development of the new underground decline to the Bulk Mining Zone is currently 60% complete (over 1,000 metres advanced) and is scheduled for completion in Q3 2026 ahead of CIP plant commissioning in Q4 2026. The new decline will significantly improve access and haulage efficiency, enabling higher mining rates and lower costs as processing capacity expands.
▪The new decline has advanced beyond the connection point to the underground crosscut, with completion of the crosscut expected in April 2026. This horizontal development, connecting the upper part of the Bulk Mining zone with the main decline, will establish an additional access and ventilation pathway, facilitate ore and waste haulage between existing workings and new infrastructure, and support the initial ramp-up of mine production.
▪The main civil, mechanical, and electrical works are advancing, with foundations for the mills, tailings thickener, and leach and CIP tanks completed. Construction of underground workshops and ore storage, main pump station, and field offices will begin in Q2 2026. Major equipment, including the primary crusher, SAG mill, ball mill, and filter press, has arrived in country.
▪Subsequent to December 31, 2025, the Company received the $40 million instalment deposit under its precious metals stream financing following achievement of the 50% completion milestone. The proceeds will be recognized in the first quarter of 2026. The remaining $42 million instalment deposit is payable upon achievement of the 75% completion milestone.
▪Surface construction activities continue to advance safely, with over 2.8 million workhours completed to date.
▪During 2025, the Company invested $102 million towards the construction of the Marmato expansion project.
•Toroparu Project (100% owned, Guyana)
▪Aris Mining has initiated a Prefeasibility Study (PFS) in Q4 2025, targeted for completion in 2026, to advance Toroparu toward construction.
▪The Company has commenced select pre-construction activities, including construction of a bridge at the Puruni River crossing and other early infrastructure works.
▪Preliminary Economic Assessment (PEA) completed in October 2025, outlining an attractive project with after-tax NPV5% of $1.8 billion, IRR of 25.2%, and 3.0-year payback at $3,000/oz gold.
▪2025 capital expenditures totaled $12 million at Toroparu.
•Soto Norte Project (100% owned, Colombia)
▪In Q4 2025, Aris Mining completed the acquisition of the remaining 49% interest in Soto Norte, bringing the Company's ownership to 100% and consolidating full control over the project.
▪Aris Mining is finalizing the required studies to apply for an environmental license in Q2 2026 for the development of Soto Norte.
▪PFS completed in September 2025, demonstrating robust economics with an after-tax NPV5% of $2.7 billion, IRR of 35%, and 2.3-year payback at $2,600/oz gold.
▪Strong leverage to higher gold prices, at $3,000/oz the NPV5% increases to $3.3 billion with IRR of 40%.
▪The PFS highlights industry-leading environmental and social design features, including the integration of local community miners – 750 tpd (over 20% of 3,500 tpd processing capacity) has been dedicated to local contract mining partners.
▪2025 capital expenditures totaled $17 million at Soto Norte.
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Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
2026 Outlook Guidance
As announced on January 21, 2026, Aris Mining expects consolidated gold production to range between 300,000 and 350,000 ounces, with production weighted toward the second half of the year, reflecting higher production at Segovia and the start of production from the new Marmato CIP plant.

2026 Guidance	Segovia	Marmato	Consolidated
Gold production (oz)	265,000 to 300,000	35,000 to 50,000	300,000 to 350,000
Cash cost[1] (US$/oz) – Owner Mining	$1,150 to $1,250	To be provided following CIP plant commercial production
AISC[1] (US$/oz) – Owner Mining	$1,700 to $1,800
AISC[1] sales margin (%) – CMP operations	35% to 40%
1.Refer to the Non-GAAP Measures section for a full reconciliation of sustaining capital, cash costs ($ per oz sold) and AISC ($ per oz sold) to the most directly comparable financial measure disclosed in the Annual Financial Statements.
2. 2026 Guidance reflects a realized gold price assumption of $4,400 and a foreign currency COP:USD 3,800.

Segovia
At Segovia, gold production is expected to increase to between 265,000 and 300,000 ounces, up from the 227,762 ounces produced in 2025 and supported by higher output from both owner-operated mining and CMP sourced material. AISC per ounce sold from owner-operated mining in 2026 is expected to range between $1,700 and $1,800, and CMP operations are expected to achieve an AISC sales margin of 35% to 40%.
Cash cost and AISC guidance are provided separately for Owner Mining and CMP operations, given their different primary cost drivers. Owner Mining costs are primarily driven by conventional mining expenditures such as labour, consumables (including explosives and fuel), and power. In contrast, CMP costs are mainly determined by the cost of purchasing mill feed, which depends on material volume, recoverable gold grade, and the prevailing spot price of gold. Given the current gold price environment, forecasting the cost of CMP operations is more challenging, making this distinction important. As a result, we believe the performance of CMP operations is best measured on a sales margin basis to provide a clearer representation of its financial performance and contribution to the Company's overall results.
Marmato
At Marmato, gold production is expected to increase to between 35,000 and 50,000 ounces, up from the 28,741 ounces produced in 2025 and reflecting a back-end-weighted production profile driven by the commissioning of the new CIP plant, with first gold from the CIP plant expected in Q4 2026. Aris Mining will resume providing cash cost and AISC guidance for Marmato once the CIP plant reaches commercial production.
Approximately 5,000 ounces are expected to be contributed by CMPs operating in the Narrow Vein Zone. The balance of production will be generated by owner mining, primarily from ore development and stopes in the Bulk Mining Zone that was initiated in 2025 through existing decline access to the Bulk Mining Zone, thus significantly reducing 2026 execution risk. The remaining work is focused on the completion and commissioning of the new CIP plant and construction of the new tailings storage facility.
During most of 2026, owner mining rates are expected to average approximately 900 tpd, reflecting the throughput capacity of the existing flotation plant, and sourced primarily from ore development and stopes in the Bulk Mining Zone.
The new CIP plant is expected to be commissioned in Q4 2026. The Marmato mine is expected to exit 2026 operating the 5,000 tpd CIP plant design capacity at approximately 3,000 tpd. Production is expected to increase through 2027, with throughput increasing to approximately 4,000 tpd by mid-2027 and reaching the full 5,000 tpd design capacity by the end of 2027 when the paste backfill plant is fully commissioned.

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Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Operating Performance | Segovia
Segovia is 100% owned by the Company and is located in a historic mining district of Colombia. The operations include four underground mines and two processing facilities:
•A conventional processing facility, that produces doré and was expanded from 2,000 to 3,000 tpd in June 2025, with ramp-up continuing to advance in line with management's expectations.
•A 200 tpd polymetallic processing plant that recovers lead and zinc concentrates, including gold and silver from tailings.
•Approximately 40% of the gold sold in 2025 was produced from mill feed purchased from CMPs, which was sourced from both within and outside of the Company’s mining titles.

	Three months ended				Years ended
Operating Information	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2025	December 31, 2024
Tonnes processed (t)	201,060	219,550	167,960	167,150	755,720	644,854
Average gold grade processed (g/t)	10.10	9.87	9.85	9.37	9.82	9.41
Recoveries (%)	96.1%	96.1%	96.1%	96.1%	96.1%	96.0%
Gold produced (ounces)	63,137	65,549	51,527	47,549	227,762	187,583
Gold sold (ounces)	64,456	65,580	53,751	47,390	231,177	187,122
Financial Information
Gold revenue ($'000s)	273,127	229,116	177,551	135,310	815,104	444,925
Average realized gold price ($/ounce sold)	$4,237	$3,494	$3,303	$2,855	$3,526	$2,378

Owner mining costs	26,036	26,012	23,228	19,291	94,567	68,743
CMP material purchases	39,836	37,268	29,157	26,656	132,917	111,687
Processing costs	9,953	9,357	7,412	7,430	34,152	26,361
Administration and security costs	15,678	12,011	10,422	10,124	48,235	37,998
Change in finished goods and stockpile inventory	2,942	1,069	961	(929)	4,043	(3,844)
Less: materials and supplies inventory provision	(1,174)	—	—	—	(1,174)	(965)
Less: by-product and concentrate revenue	(5,828)	(4,116)	(2,798)	(3,073)	(15,815)	(10,153)
Total cash costs	87,443	81,601	68,382	59,499	296,925	229,827

Royalties	8,598	7,532	5,539	4,519	26,188	13,934
Social contributions	9,168	7,787	5,177	4,061	26,193	12,766
Sustaining capital	16,654	10,686	11,284	6,336	44,960	25,395
All-in sustaining costs	121,863	107,606	90,382	74,415	394,266	281,922

AISC Margin	151,264	121,510	87,169	60,895	420,838	163,003

Production
Q4 2025 compared to Q3 2025
Gold production totaled 63,137 ounces in Q4 2025. During the quarter, 201,060 tonnes were processed, compared to 219,550 tonnes in Q3 2025, reflecting unscheduled maintenance in November 2025. Operations returned to normal levels in December 2025. Average gold grades of 10.10 g/t in Q4 2025 were consistent with Q3 2025, indicating stable grade performance, with quarter-over-quarter production primarily influenced by temporary throughput variability.
2025 compared to 2024
Gold production totaled 227,762 ounces, an increase of 21% compared to 187,583 ounces in 2024. The improvement reflects a 17% increase in milling rates, following the successful commissioning of the second mill in June 2025, along with higher average gold grades of 9.82 g/t compared to 9.41 g/t in 2024.
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Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Gold Revenue
Q4 2025 compared to Q3 2025
Gold revenue in Q4 2025 was $273.1 million, up 19% from Q3 2025, reflecting a 21% increase in average realized gold prices. The gold ounces sold in each quarter were consistent.
2025 compared to 2024
Gold revenue totaled $815.1 million in 2025, up 83% from $444.9 million in 2024, reflecting a 48% increase in the average realized gold price to $3,526 per ounce together with a 24% increase in gold ounces sold, demonstrating the combined impact of stronger pricing and higher sales volumes year-over-year.

Segovia - Owner Mining and CMPs

	Three months ended				Years ended
Operating Information	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2025	December 31, 2024

Owner Mining
Gold produced (ounces)	39,444	40,937	31,377	27,053	138,811	92,976
Gold sold (ounces)	40,260	40,984	32,685	26,963	140,892	93,729
Cash cost ($ per oz sold)	1,058	999	1,047	1,123	1,050	1,121
AISC ($ per oz sold)	1,662	1,452	1,520	1,482	1,534	1,486
AISC margin ($'000)	102,707	83,103	57,832	37,035	280,677	83,931

CMPs
Gold produced (ounces)	23,693	24,612	20,150	20,496	88,951	94,607
Gold sold (ounces)	24,196	24,596	21,066	20,427	90,285	93,393
Cash cost ($ per oz sold)	1,854	1,653	1,622	1,431	1,650	1,336
AISC ($ per oz sold)	2,270	1,955	1,931	1,687	1,973	1,527
AISC sales margin (%)	46%	44%	42%	41%	44%	36%
AISC margin ($'000)	48,557	38,407	29,337	23,860	140,161	79,072

Total AISC Margin ($’000)	151,264	121,510	87,169	60,895	420,838	163,003

Combined Cash cost ($ per oz sold)	1,357	1,244	1,272	1,256	1,284	1,228
Combined AISC ($ per oz sold)	1,891	1,641	1,681	1,570	1,705	1,507
All-In Sustaining Costs and Margin
Q4 2025 compared to Q3 2025
AISC at Segovia, combining Owner Mining and CMPs, averaged $1,891 per ounce in Q4 2025, a 15% increase from $1,641 per ounce in Q3 2025. The increase primarily reflects: (i) higher cash costs, driven by elevated CMP mill feed costs linked to stronger gold prices; (ii) higher sustaining capital expenditures, including accelerated exploration drilling and underground development activities; and (iii) an unfavourable foreign exchange impact as the Colombian peso strengthened 5% against the U.S. dollar during the quarter. These impacts were partially offset by favourable by-product credits from increased by-product metal prices.
AISC margin was $151.3 million, up 24% from $121.5 million in Q3 2025, supported by higher realized gold prices.
•Owner Mining: AISC averaged $1,662 per ounce, up 14% from $1,452 per ounce in Q3 2025, primarily reflecting higher sustaining capital expenditures and the impact of a stronger Colombian peso during the quarter. Sustaining capital increased due to accelerated exploration drilling, including the commissioning of a new drilling station at the El Silencio Mine, as well as increased underground development and mining equipment to support the ramp-up of the expanded mill capacity. Owner Mining AISC margin increased to $102.7 million.
•CMPs: AISC averaged $2,270 per ounce, compared to $1,955 per ounce in Q3 2025. The increase reflects higher mill feed purchase costs that are linked to the prevailing gold price, as well as higher social
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Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
contributions, royalties, and sustaining capital expenditures during the quarter. CMPs delivered a 46% AISC sales margin in Q4 2025, consistent with the prior quarter.
2025 compared to 2024
Combined AISC at Segovia averaged $1,705 per ounce in 2025, up 13% from $1,507 per ounce in 2024. The increase was primarily driven by higher cash costs, reflecting the 48% rise in gold prices which elevated CMP mill feed purchase costs, royalties, and social contributions. Sustaining capital per ounce also increased, reflecting higher development and infrastructure investments to support the ramp-up of the expanded mill capacity. These increases were partially offset by Owner Mining cash cost improvements from higher gold ounces sold, which increased from 93,729 to 140,892 ounces.
Despite the increase in costs, AISC margin more than doubled, reaching $420.8 million in 2025, compared to $163.0 million in 2024, reflecting both higher realized gold prices and stronger production volumes.
•Owner Mining: AISC averaged $1,534 per ounce, up from $1,486 per ounce in 2024 driven by higher sustaining capital expenditures associated with increased mill throughput, as well as higher royalties and social contributions linked to prevailing gold prices. This was partially offset by lower cash costs per ounce primarily driven by a 50% increase in sales volumes. Owner Mining AISC margin increased to $280.7 million, more than tripling from $83.9 million in 2024.
•CMPs: AISC increased to $1,973 per ounce, compared to $1,527 per ounce in 2024. While higher mill feed purchase costs driven by stronger gold prices accounted for a significant portion of the increase, higher social contributions, royalties and sustaining capital expenditures also contributed to the year-over-year movement. CMPs delivered an AISC margin of 44%, or $140.2 million, up 77% from $79.1 million in 2024.
Growth and Expansion
Non-sustaining growth capital expenditures at Segovia totaled $16.2 million in Q4 2025, compared to $9.6 million in Q3 2025. The increase primarily reflects accelerated underground development across all four underground mines ($9.4 million) to support expanded mill capacity, together with near-mine exploration drilling ($2.9 million) and tailings storage facility expansion ($1.2 million).
Growth and expansion capital expenditures at Segovia totaled $39.1 million in 2025, compared to $65.3 million in 2024.
Growth capital expenditures in 2025 included:
•$21.9 million for underground mine development and equipment acquisitions to support the ramp-up of mill throughput;
•$8.2 million for the completion of the mill expansion;
•$5.7 million for near-mine exploration and drilling programs; and
•$3.0 million for tailings storage facility expansion; and
•$0.3 million for other growth and expansion related expenditures.

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Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Operating Performance | Marmato
Marmato is 100% owned by the Company and is located in a historic mining district of Colombia. It is comprised of an underground mining operation with two distinct zones, a narrow vein underground mining zone at the higher elevations and, a bulk mining zone at the lower elevations, with two processing facilities:
•A 1,000 tpd flotation processing facility that is currently in operation, which produces doré
•A 5,000 tpd carbon-in-pulp (CIP) processing facility, which will also produce doré, that is currently under construction as part of the planned Marmato expansion, with first gold expected in Q4 2026.

	Three months ended				Years ended
Operating Information	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2025	December 31, 2024
Tonnes processed (t)	74,568	75,220	73,490	74,050	297,330	254,161
Average gold grade processed (g/t)	3.12	3.56	3.35	3.32	3.34	3.28
Recoveries (%)	90.8%	89.8%	90.2%	91.7%	90.6%	89.9%
Gold produced (ounces)	6,715	7,687	7,125	7,214	28,741	23,372
Gold sold (ounces)	7,261	7,421	7,273	6,891	28,846	23,494
Gold revenue	28,117	24,340	22,680	18,832	93,969	54,393
Average realized gold price	3,872	3,280	3,118	2,733	3,258	2,315
Production
Q4 2025 compared to Q3 2025
Gold production totaled 6,715 ounces, compared to 7,687 ounces produced in Q3 2025. The decrease reflects a 12% reduction in average gold grade, which declined to 3.12 g/t in Q4 2025 compared to 3.56 g/t in Q3 2025, partially offset by a slight improvement in recoveries to 90.8%. Grade declines were expected as more development ore is fed from the lower grade bulk mining zone.
2025 compared to 2024
Gold production for 2025 reached 28,741 ounces, up 23% compared to 23,372 ounces produced in 2024. The increase reflects higher tonnes and grade processed compared to 2024. The increase in throughput is associated with the increase in development ore tonnes as the bulk mining zone is being prepared for production in 2026.
Gold Revenue
Q4 2025 compared to Q3 2025
Gold revenue totaled $28.1 million, compared to $24.3 million in Q3 2025. The increase was driven by a higher average realized gold price of $3,872 per ounce, partially offset by slightly lower gold ounces sold.
2025 compared to 2024
For the period, gold revenue reached $93.9 million, up from $54.4 million. The increase was driven by a 23% increase in gold ounces sold and a higher average realized gold price of $3,258 per ounce, compared to $2,315 per ounce.
Growth and Expansion
Non-sustaining growth capital expenditures at Marmato totaled $43.6 million in Q4 2025, compared to $31.4 million in Q3 2025. The increase primarily reflects accelerated construction activity, including higher civil, mechanical, and electrical works at the CIP process plant site, together with continued underground development of the main access decline and the main crosscut.
Growth and expansion capital expenditures at Marmato totaled $128.2 million in 2025, compared to $82.8 million in 2024.
Growth capital expenditures in 2025 included:
•$102.4 million for the construction of the CIP processing plant, including civil, mechanical, and electrical works, major equipment procurement and delivery, and surface infrastructure development;
•$12.1 million for underground mine development and drilling programs;
•$7.6 million related to surface infrastructure, utilities and process support systems;
•$5.6 million related to permitting, land acquisition and environmental infrastructure; and
•$0.6 million for other growth and expansion related expenditures.
                                            Page | 11

Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Financial Results
Net income of $50.9 million in Q4 2025 was $8.9 million and $29.2 million higher than net income in Q3 2025 and Q4 2024, respectively. 2025 annual net income of $78.3 million was $53.8 million higher than annual net income of $24.6 million in 2024. Basic earnings per share of $0.25 in Q4 2025 were $0.04 and $0.12 higher than in Q3 2025 and Q4 2024, respectively, where basic earnings per share of $0.42 of the full year of 2025 were $0.26 higher than the $0.16 per share earnings in 2024.

The following tables present the key drivers of net earnings variances for Q4 2025 compared to Q3 2025 and Q4 2024, and for full-year 2025 compared to full-year 2024. The narrative following each table discusses the primary drivers of material variances.

	Q4 2025 vs Q3 2025	Q4 2025 vs Q4 2024	2025 vs 2024
Net Income - Prior Period[1]	$42,011	$21,687	$24,582
Period-over-period variance drivers
Operating Drivers
Gold price impact on revenue	53,181	88,115	230,696
Gold volume impact on revenue	(5,393)	64,616	178,494
Cost of Sales & By-Product Revenue	(9,113)	(41,515)	(105,455)
Depreciation and Depletion	(3,350)	(7,279)	(18,781)
Net change in Operating Drivers	35,325	103,936	284,954

Corporate Drivers
General & Administrative costs	(1,748)	1,206	(2,995)
Share-based Compensation	(11,166)	(21,146)	(36,815)
Net change in Corporate Drivers	(12,914)	(19,940)	(39,810)

Non-operating Drivers
ARIS.WT.A Listed warrants	6,424	(17,784)	(68,484)
Other financial instruments	(3,097)	8,165	8,408
Foreign Exchange gain (loss)	1,074	(17,559)	(51,308)
Other	(5,387)	3,188	(5,999)
Net change in Non-operating Drivers	(986)	(23,990)	(117,383)

Income tax expense	(12,346)	(29,467)	(71,686)
Non-Controlling Interest	(227)	(1,363)	(2,312)

Change in Net Income	8,852	29,176	53,763
Net Income - Current Period[1]	50,863	50,863	78,345
1.Net earnings represent net earnings attributable to the shareholders of the Company.

Q4 2025 compared to Q3 2025
Operating Drivers
Revenue increased $50.5 million, or 20%, to $308.6 million in Q4 2025 from $258.1 million in Q3 2025, primarily driven by a 21% increase in the average realized gold price, which rose to $4,200 per ounce from $3,472 per ounce, contributing $53.2 million to the favorable variance. This was partially offset by a decrease in gold ounces sold, which had an unfavorable revenue impact of $5.4 million.
Corporate Drivers
Share-based compensation expense increased $11.2 million compared to Q3 2025, primarily due to the revaluation of cash-settled performance share units (PSUs) and deferred share units (DSUs), which are fair valued at each reporting date and increased in line with the Company's share price during the quarter.
                                            Page | 12

Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Income tax expense
Income tax expense increased $12.3 million compared to Q3 2025, primarily reflecting higher taxable income from mining operations driven by higher realized gold prices.
Q4 2025 compared to Q4 2024
Operating Drivers
Revenue increased $157.5 million, or 104%, to $308.6 million in Q4 2025 from $151.1 million in Q4 2024, driven by a higher average realized gold price, contributing $88.1 million, combined with higher gold ounces sold, contributing $64.6 million.
Cost of sales increased $41.2 million, or 49%, to $124.4 million in Q4 2025 from $83.2 million in Q4 2024, primarily reflecting higher CMP mill feed purchases which are linked to prevailing gold prices, and increased sales volumes which drove higher mining and processing costs. Royalties and Social Contributions increased $5.1 million and $5.1 million, respectively, in line with higher realized gold prices and gold sales volumes.
Corporate Drivers
Share-based compensation increased $21.1 million compared to Q4 2024, primarily due to the revaluation of outstanding PSUs and DSUs, reflecting the Company's strong share price performance in 2025.
Non-operating Drivers
Listed warrants resulted in a $17.8 million unfavorable variance in Q4 2025 compared to Q4 2024, reflecting a $17.8 million gain recognized in Q4 2024 compared to nil in Q4 2025, following the exercise and expiry of all outstanding ARIS.WT.A Listed Warrants on July 30, 2025. The warrants were classified as a financial liability and marked to market through profit and loss, with fair value primarily driven by changes in the Company’s share price.
Foreign exchange loss in Q4 2025 was $17.6 million unfavorable compared to Q4 2024, primarily due to the appreciation of the COP against the USD during the quarter, which resulted in higher translation losses on USD-denominated monetary balances held in COP-functional entities.
Income tax expense
Income tax expense increased $29.5 million compared to Q4 2024, primarily reflecting higher taxable income from mining operations driven by higher realized gold prices and increased gold ounces sold at both Segovia and Marmato.
2025 compared to 2024
Operating Drivers
Revenue increased $417.1 million, or 82%, to $927.7 million in 2025 from $510.6 million in 2024, driven by a 47% increase in the average realized gold price, contributing $230.7 million, combined with a 23% increase in gold ounces sold, contributing $178.5 million. The increased sales volume reflects the successful commissioning of the second mill at Segovia in June 2025, which expanded processing capacity from 2,000 to 3,000 tpd and drove production growth through H2 2025.
Cost of sales increased $99.7 million, or 32%, to $414.5 million in 2025 from $314.8 million in 2024, driven by higher production volumes and stronger gold prices. The 23% increase in gold ounces sold resulted in higher mining costs and processing costs, and site administration costs. CMP mill feed purchases increased by $21.2 million primarily due to higher gold prices as payments are directly linked to prevailing gold prices. Royalties and Social Contributions increased proportionately with revenue growth, consistent with their respective price-linked and stepped-rate frameworks.
Depreciation and depletion in 2025 were $18.8 million higher than in 2024, primarily due to a 22% increase in gold production as the expense reflects the units-of-production depletion method applied across operations as well as a higher depletable cost base following continued sustaining capital investment and the commissioning of the second mill at Segovia in June 2025.

                                            Page | 13

Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Corporate Drivers
Share-based compensation expense increased $36.8 million compared to 2024, primarily due to the revaluation of outstanding PSUs and DSUs reflecting the Company's strong share price performance during 2025.
The ARIS.WT.A Listed Warrants generated an unfavorable net income variance of $68.5 million compared to 2024, driven by fair value adjustments on the warrant liability prior to their expiry in July 2025. The warrant liability was directly correlated to the Company's share price, which appreciated materially during the period, resulting in non-cash losses recorded through profit and loss. As of July 30, 2025, no further ARIS.WT.A Listed Warrants remain outstanding and accordingly no further fair value adjustments will be recognized related to this instrument.
Non-operating Drivers
Foreign exchange loss in 2025 was $51.3 million unfavorable compared to 2024, primarily attributable to the appreciation of the COP during 2025 compared to a depreciation in 2024, which reduced the USD value of monetary balances held in COP-functional entities, resulting in translation losses.
Income tax expense
Income Tax expense for 2025 increased by $71.7 million to 2024, reflecting higher taxable income due to higher income from mining operations.
Financial Condition, Liquidity and Capital Resources
Working capital
The Company continues to maintain a strong liquidity position, and with the combination of operating cash flows from Segovia Marmato and, remaining milestone payments from Wheaton Precious Metals International (WPMI), there is sufficient cash available to fund operating activities, expansion projects, and strategic initiatives, including the advancement of the Marmato expansion, and study work at Soto Norte and Toroparu.
As at December 31, 2025, the Company held a working capital surplus, calculated as current assets minus current liabilities, of $232.2 million (December 31, 2024 - $216.3 million) which was underpinned by a cash balance of $391.9 million. Cash and cash equivalents increased by $139.3 million in 2025. The increase primarily reflects stronger operating cash flow resulting from higher gold sales, proceeds from the exercise of ARIS.WT.A Listed warrants partially offset by continued investment in growth projects. Notably, the Company advanced construction of the new CIP processing facility at Marmato, acquired the remaining 49% of the Soto Norte Project and serviced all debt payments including scheduled interest on its Senior Notes as well as the premiums and interest on its Gold-linked Notes.

	Three months ended				Years ended
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2025	December 31, 2024
Net cash provided by (used in) operating activities	$138,776	$105,718	$81,719	$46,761	$372,974	$141,237
Net cash used in investing activities	(94,438)	(54,904)	(47,320)	(60,564)	(257,226)	(198,769)
Net cash provided by (used in) financing activities	(69,800)	55,453	35,009	331	20,993	121,290
Impact of foreign exchange on cash and cash equivalents	(545)	1,450	925	768	2,598	(5,845)
Increase (decrease) in cash and cash equivalents	(26,007)	107,717	70,333	(12,704)	139,339	57,913
Cash and cash equivalents, beginning of period	417,881	310,164	239,831	252,535	252,535	194,622
Cash and cash equivalents, end of period	$391,874	$417,881	$310,164	$239,831	$391,874	$252,535

                                            Page | 14

Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Selected Annual and Quarterly Financial Information

2025	For the three months ended,				Year ended
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2025
Gold produced (ounces)	69,852	73,236	58,652	54,763	256,503
Gold sold (ounces)	71,717	73,001	61,024	54,281	260,023
Revenue	308,565	258,115	203,456	157,528	927,664
Income from mining operations	158,065	122,740	91,991	59,985	432,781
EBITDA	120,406	96,506	31,546	39,655	288,113
Adjusted EBITDA	167,996	131,069	98,733	66,613	464,411
Net earnings (loss) attributable to the owners of the company	50,863	42,011	(16,897)	2,368	78,345
Adjusted earnings (loss)	94,097	71,842	47,762	27,227	240,928
Earnings (loss) per share – basic ($/share)	0.25	0.21	(0.09)	0.01	0.42
Earnings (loss) per share – diluted ($/share)	0.25	0.21	(0.09)	0.01	0.41
Adjusted earnings per share - basic ($/share)	0.46	0.36	0.27	0.16	1.28
Total assets					2,506,980
Total non-current liabilities					756,419
Equity attributable to owners of the Company					1,446,060

2024	For the three months ended,				Year ended
	December 31, 2024	September 30, 2024	June 30, 2024	March 31, 2024	December 31, 2024
Gold produced (ounces)	57,364	53,608	49,216	50,767	210,955
Gold sold (ounces)	56,334	53,769	49,469	51,044	210,616
Revenue	151,076	134,723	117,185	107,620	510,604
Income from mining operations	54,129	37,982	29,838	25,313	147,262
EBITDA	66,602	27,764	30,791	22,386	147,543
Adjusted EBITDA	55,575	43,039	36,079	28,413	163,106
Net earnings (loss) attributable to the owners of the company	21,687	(2,074)	5,713	(744)	24,582
Adjusted earnings (loss)	24,659	13,092	12,739	5,361	55,851
Earnings (loss) per share – basic ($/share)	0.13	(0.01)	0.04	(0.01)	0.16
Earnings (loss) per share – diluted ($/share)	0.02	(0.01)	0.04	(0.01)	0.14
Adjusted earnings per share - basic ($/share)	0.14	0.08	0.08	0.04	0.35
Total assets					1,994,504
Total non-current liabilities					776,879
Equity attributable to owners of the Company					798,571

2023	For the three months ended,				Year ended
	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023	December 31, 2023
Gold produced (ounces)	61,052	60,193	54,003	50,903	226,151
Gold sold (ounces)	62,083	59,040	54,228	49,158	224,509
Revenue	124,983	116,469	109,315	96,907	447,674
Income from mining operations	38,215	34,563	34,877	33,152	140,807
EBITDA	19,690	40,179	32,138	20,136	112,143
Adjusted EBITDA	38,208	41,576	39,562	38,647	157,993
Net earnings (loss) attributable to the owners of the company	(5,944)	13,833	9,899	(6,370)	11,419
Adjusted earnings (loss)	10,353	14,431	14,872	11,177	50,833
Earnings (loss) per share – basic ($/share)	(0.04)	0.10	0.07	(0.05)	0.08
Earnings (loss) per share – diluted ($/share)	(0.04)	0.10	0.02	(0.05)	0.08
Adjusted earnings per share - basic ($/share)	0.08	0.11	0.11	0.04	0.35
Total assets					1,352,871
Total non-current liabilities					583,023
Equity attributable to owners of the Company					624,655
                                            Page | 15

Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Off-balance Sheet Arrangements
Aris Mining has no off-balance sheet arrangements.
Transactions with Related Parties
The Company’s related parties include its subsidiaries, affiliates, directors and key management personnel. The Company’s key management personnel includes executive and non-executive directors and the Company’s executive officers.
Other than normal-course intercompany transactions and compensation in the form of salaries or directors’ fees, and share based payments (options, PSUs and DSUs) there were no material related party transactions.
Financial Instruments and Financial Risk Management
The nature of the acquisition, exploration, development and operation of gold properties exposes the Company to risks associated with fluctuations in commodity prices, foreign currency exchange rates and credit risk. The Company may at times enter into risk management contracts to mitigate these risks. It is the Company’s policy that no speculative trading in derivatives shall be undertaken.
The Company may at times hold financial instruments, derivatives and/or contracts containing embedded derivatives, which are recorded on our consolidated balance sheet at fair value with gains and losses in each period included in other comprehensive income (loss) in the year and profit for the period on our consolidated statements of income and consolidated statements of other comprehensive income, as appropriate. The most significant of these instruments are the Gold Notes.
Aris Mining Holdings Corp. (Aris Holdings), a wholly-owned subsidiary of the Company, has Gold Notes that trade on the Cboe Canada under the symbol “AMNG.NT.U” as described in note 11 of the 2025 annual financial statements. As of December 31, 2025, the outstanding principal value is $27.7 million. The Gold Notes bear interest at 7.5% per annum, payable monthly. In addition to the interest, the Gold Notes pay a gold premium calculated each quarter as the excess of the floor price of $1,400 compared to the London Bullion Market Association Gold Price on the measurement date. We have not entered into any instruments to hedge against the market movement of gold, and there is risk that rising gold prices would result in higher premiums to be paid. However, there is a natural hedge to this risk as rising gold prices result in higher cash flows from increased AISC margins that are available to fund the potential exposure.
Further information about our financial instruments, derivatives and contracts containing embedded derivatives and associated risks is outlined in Note 17 in our 2025 audited annual consolidated financial statements.
Contractual Obligations and Commitments
The Company manages its liquidity risk by continuously monitoring forecast cash flow requirements. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at December 31, 2025. In addition to other commitments already disclosed, the Company’s undiscounted commitments including interest and premiums at December 31, 2025 are as follows:

	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade, tax and other payables	$232,042	$—	$—	$—	$232,042
Reclamation and closure costs	712	2,174	—	56,250	59,136
Lease payments	2,269	3,110	1,198	1,387	7,964
Gold Notes	53,213	38,051	—	—	91,264
Senior unsecured notes	36,000	558,000	—	—	594,000
Other contractual commitments[1]	12,515	—	—	—	12,515
Total	$336,751	$601,335	$1,198	$57,637	$996,921
1.Includes binding commitments for capital and operating purchase obligations that the Company has entered into as at December 31, 2025.
Aris Mining’s gold and silver production from the Marmato and future production from the Toroparu Project, are subject to the terms of streaming agreements with WPMI.

                                            Page | 16

Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Liquidity risk
Associated with the contractual obligations and commitments summarized above, the Company manages its liquidity risk by continuously monitoring forecasted cash flow requirements, as well as any requirements that arise by virtue of the financial instruments held by the Company. The Company believes it has sufficient cash resources to pay its obligations associated with its financial liabilities as at December 31, 2025.
Contingencies
In the ordinary course of business, the Company is involved in and potentially subject to legal actions and proceedings. The Company records provisions in its financial statements for such claims when considered material and an outflow of resources is considered probable.
The Company is subject to tax audits from various tax authorities on an ongoing basis. As a result, from time to time, tax authorities may disagree with the positions and conclusions taken by the Company in its tax filings or legislation could be amended or interpretations of current legislation could change, and any of these events could lead to reassessments. The Company records provisions for such claims when it determines there will be a tax liability associated with its filing position.
Outstanding Share Data
As at the date of this MD&A, the Company has 206.3 million common shares issued and outstanding and 4.3 million common shares issuable under stock options. A further 6 million common shares are issuable to Mubadala following receipt of an environmental license to develop Soto Norte.
Non-GAAP Financial Measures
This MD&A refers to a number of non-GAAP financial measures and non-GAAP ratios, which are not measures recognized under International Financial Reporting Standards (IFRS) and do not have a standardized meaning prescribed by IFRS. The non-GAAP financial measures and non-GAAP ratios described below do not have standardized meanings under IFRS, may differ from those used by other issuers, and may not be comparable to similar financial measures and ratios reported by other issuers. These financial measures and ratios have been derived from our financial statements and applied on a consistent basis as appropriate. The Company discloses these financial measures and ratios because the Company believes that they assist readers in understanding the results of our operations and financial position and provide further information about our financial results to investors. These measures should not be considered in isolation or used as a substitute for other measures of performance prepared in accordance with IFRS.

Total cash costs and All-in sustaining costs
Total cash costs and total cash costs per ounce sold are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Total cash costs per ounce sold are calculated by dividing total cash costs by volume of gold ounces sold. Aris Mining believes that, in addition to conventional measures prepared in accordance with IFRS such as cost of sales, certain investors use this information to evaluate the Company's performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Management has included a secondary total cash cost and total cash cost per ounce measure, that includes the cost of royalties incurred on precious metal shipments from Segovia. This measure adds back the cost of royalties to total cash cost and is intended to be reflective of the total cash cost associated with operating in Colombia. Adoption of the World Gold Standard methodology is voluntary and other companies may quantify this measure differently because of different underlying principles and policies applied.
AISC and AISC ($ per oz sold) are a non-GAAP financial measure and a non-GAAP ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces sold. The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. This non‐GAAP measure provides investors with transparency to the total period‐attributable AISC of producing an ounce of gold and may aid in the comparison with other gold mining peers. Management uses
                                            Page | 17

Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
this metric as an important tool to monitor operating costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Total cash costs & All-in sustaining costs
Reconciliation of total cash costs and all-in sustaining costs to the most directly comparable financial measure disclosed in the Financial Statements.

	For the three months ended,				Years ended
Segovia	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2025	December 31, 2024
Total gold sold (ounces)	64,456	65,580	53,751	47,390	231,177	187,122
Cost of sales[1]	103,043	93,249	76,719	67,091	340,102	254,879
Less: materials and supplies inventory provision[1]	(1,174)	—	—	—	(1,174)	(965)
Less: royalties[1]	(8,598)	(7,532)	(5,539)	(4,519)	(26,188)	(13,934)
Add: by-product revenue[1]	(5,828)	(4,116)	(2,798)	(3,073)	(15,815)	(10,153)
Total cash costs	87,443	81,601	68,382	59,499	296,925	229,827
Cash cost per ounce sold	$1,357	$1,244	$1,272	$1,256	$1,284	$1,228
Add: royalties[1]	8,598	7,532	5,539	4,519	26,188	13,934
Add: social programs[1]	9,168	7,787	5,177	4,061	26,193	12,766
Add: sustaining capital expenditures	16,654	10,686	11,284	6,336	44,960	25,395
Total AISC	121,863	107,606	90,382	74,415	394,266	281,922
AISC per ounce sold	$1,891	$1,641	$1,681	$1,570	$1,705	$1,507

Marmato
Total gold sold (ounces)	7,261	7,421	7,273	6,891	28,846	23,494
Cost of sales[1]	21,322	20,443	17,255	15,384	74,404	59,880
Less: materials and supplies inventory provision	(254)	—	—	—	(254)	(225)
Less: royalties[1]	(2,223)	(2,555)	(2,044)	(1,840)	(8,662)	(4,959)
Add: by-product revenue[1]	(1,493)	(543)	(427)	(313)	(2,776)	(1,133)
Total cash costs	17,352	17,345	14,784	13,231	62,712	53,563
Add: royalties[1]	2,223	2,555	2,044	1,840	8,662	4,959
Add: social programs[1]	158	437	385	273	1,253	1,667
Add: sustaining capital expenditures	2,192	1,524	1,426	733	5,875	3,475
Total AISC	21,925	21,861	18,639	16,077	78,502	63,664

Consolidated
Total gold sold (ounces)	71,717	73,001	61,024	54,281	260,023	210,616
Cost of sales[1]	124,365	113,692	93,974	82,475	414,506	314,759
Less: materials and supplies inventory provision	(1,428)	—	—	—	(1,428)	(1,190)
Less: royalties[1]	(10,821)	(10,087)	(7,583)	(6,359)	(34,850)	(18,893)
Add: by-product revenue[1]	(7,321)	(4,659)	(3,225)	(3,386)	(18,591)	(11,286)
Total cash costs	104,795	98,946	83,166	72,730	359,637	283,390
Add: royalties[1]	10,821	10,087	7,583	6,359	34,850	18,893
Add: social programs[1]	9,326	8,224	5,562	4,334	27,446	14,433
Add: sustaining capital expenditures	18,846	12,210	12,710	7,069	50,835	28,870
Total AISC	143,788	129,467	109,021	90,492	472,768	345,586
1.As presented in the Financial Statements and notes thereto for the respective periods

                                            Page | 18

Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Reconciliation of cash costs and all-in sustaining costs by business unit at Segovia to the costs as disclosed above.

	For the three months ended,				Years ended
Segovia - Owner Mining	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2025	December 31, 2024
Total gold sold (ounces)	40,260	40,984	32,685	26,963	140,892	93,729
Cost of sales[1]	52,773	48,502	39,532	34,799	175,606	121,450
Less: materials and supplies inventory provision	(895)	—	—	—	(895)	(717)
Less: royalties[1]	(5,689)	(5,000)	(3,605)	(2,783)	(17,077)	(8,151)
Add: by-product revenue[1]	(3,610)	(2,566)	(1,714)	(1,748)	(9,639)	(7,540)
Total cash costs	42,578	40,936	34,213	30,268	147,995	105,042
Cash cost per ounce sold	$1,058	$999	$1,047	$1,123	$1,050	$1,121
Add: royalties[1]	5,689	5,000	3,605	2,783	17,077	8,151
Add: social programs[1]	6,058	5,155	3,366	2,501	17,080	7,468
Add: sustaining Capital	12,601	8,430	8,511	4,397	33,939	18,620
Total AISC	66,926	59,521	49,695	39,949	216,091	139,281
AISC per ounce sold	$1,662	$1,452	$1,520	$1,482	$1,534	$1,486

Segovia - CMPs
Total gold sold (ounces)	24,196	24,596	21,066	20,427	90,285	93,393
Cost of sales[1]	50,271	44,747	37,187	32,292	164,496	133,429
Less: materials and supplies inventory provision	(279)	—	—	—	(279)	(248)
Less: royalties[1]	(2,909)	(2,532)	(1,934)	(1,736)	(9,111)	(5,783)
Add: by-product revenue[1]	(2,218)	(1,550)	(1,084)	(1,325)	(6,176)	(2,613)
Total cash costs	44,865	40,665	34,169	29,231	148,930	124,785
Cash cost per ounce sold	$1,854	$1,653	$1,622	$1,431	$1,650	$1,336
Add: royalties[1]	2,909	2,532	1,934	1,736	9,111	5,783
Add: social programs[1]	3,110	2,632	1,811	1,560	9,113	5,298
Add: sustaining capital expenditures	4,053	2,256	2,773	1,939	11,021	6,775
Total AISC	54,937	48,085	40,687	34,466	178,175	142,641
AISC per ounce sold	$2,270	$1,955	$1,931	$1,687	$1,973	$1,527

Segovia - Combined
Total gold sold (ounces)	64,456	65,580	53,751	47,390	231,177	187,122
Cost of sales[1]	103,043	93,249	76,719	67,091	340,102	254,879
Less: materials and supplies inventory provision	(1,174)	—	—	—	(1,174)	(965)
Less: royalties[1]	(8,598)	(7,532)	(5,539)	(4,519)	(26,188)	(13,934)
Add: by-product revenue[1]	(5,828)	(4,116)	(2,798)	(3,073)	(15,815)	(10,153)
Total cash costs	87,443	81,601	68,382	59,499	296,925	229,827
Cash cost per ounce sold	$1,357	$1,244	$1,272	$1,256	$1,284	$1,228
Add: royalties[1]	8,598	7,532	5,539	4,519	26,188	13,934
Add: social programs[1]	9,168	7,787	5,177	4,061	26,193	12,766
Add: sustaining capital expenditures	16,654	10,686	11,284	6,336	44,960	25,395
Total AISC	121,863	107,606	90,382	74,415	394,266	281,922
AISC per ounce sold	$1,891	$1,641	$1,681	$1,570	$1,705	$1,507
1.As presented in the Financial Statements and notes thereto for the respective periods

                                            Page | 19

Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
AISC margin
AISC margin is a non-GAAP financial measure calculated as the difference between gold revenue and all-in sustaining costs (AISC). This measure has no standard meaning under IFRS. AISC margin is used by management and investors to evaluate the Company's operating performance and cash generation capability from mining operations.
Reconciliation of total AISC margin at Segovia disclosed below.

	Three months ended				Years ended
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2025	December 31, 2024
Gold revenue ($'000s)[1]	273,127	229,116	177,551	135,310	815,104	444,925
All-in sustaining costs	121,863	107,606	90,382	74,415	394,266	281,922
AISC margin ($’000)	151,264	121,510	87,169	60,895	420,838	163,003
AISC margin (%)	55%	53%	49%	45%	52%	37%
1.As presented in the Financial Statements and notes thereto for the respective periods

Additions to mineral interests, plant and equipment
The table below reconciles sustaining and growth and expansion capital expenditures (also referred to as growth capital, expansion capital and growth and expansion investments) as disclosed in this MD&A to the additions to mining interest, plant, and equipment in the supporting notes to the Financial Statements.

	Three months ended				Years ended
($’000)	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2025	December 31, 2024
Sustaining capital
Segovia	16,197	10,334	10,861	5,856	43,248	23,569
Marmato	2,192	1,524	1,426	733	5,875	3,475
Total sustaining capital	18,389	11,858	12,287	6,589	49,123	27,044
Non-sustaining capital
Marmato	43,562	31,369	23,628	29,661	128,220	82,799
Segovia	16,161	9,618	6,930	6,368	39,077	65,310
Soto Norte Project	4,885	3,879	3,446	4,570	16,780	12,571
Toroparu Project	3,127	3,270	2,741	2,411	11,549	7,707
Total expansion and growth capital	67,735	48,136	36,745	43,010	195,626	168,387
Additions to mining interest, plant and equipment[1]	86,124	59,994	49,032	49,599	244,749	195,431
1. As presented in the Financial Statements and notes thereto for the respective periods

                                            Page | 20

Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Free cash flow
Operating free cash flow after sustaining capital and taxes paid and free cash flow after growth and expansion capital are non-GAAP financial measures and are common performance metrics in the gold mining industry; however, they have no standardized meaning under IFRS and may not be comparable to similar measures presented by other issuers.
Operating free cash flow after sustaining capital and taxes paid is calculated as net cash provided by operating activities, adjusted to exclude certain non-recurring or non-operating items, less sustaining capital expenditures and sustaining lease payments. Free cash flow after growth and expansion capital is calculated as operating free cash flow after sustaining capital and taxes paid less growth and expansion capital expenditures.
Aris Mining believes that these measures provide investors and analysts with useful information about the Company’s ability to generate cash from its mining operations after maintaining its asset base, and its capacity to fund growth initiatives, reduce debt, strengthen liquidity, or return capital to shareholders. Management uses these measures as key internal indicators of financial performance and capital discipline. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS, including net cash provided by operating activities as reported in the consolidated statement of cash flows.

	Three months ended				Years ended
($’000)	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2025	December 31, 2024
Operating cash flows before taxes[1]	160,462	118,946	123,963	51,882	455,253	179,591
Adjusting Items:
Precious metal stream deposit settled (received)[1]	10,000	—	—	—	10,000	(40,016)
Finance income[1]	(4,353)	(2,437)	(3,474)	(2,336)	(12,600)	(6,894)
Impact of FX on cash and cash equivalents[1]	(545)	1,450	925	768	2,598	(5,845)
Adjusted operating cash flows before taxes	165,564	117,959	121,414	50,314	455,251	126,836

Less: Income taxes paid[1]	(21,686)	(13,228)	(42,244)	(5,121)	(82,279)	(38,354)
Adjusted net cash provided by operating activities	143,878	104,731	79,170	45,193	372,972	88,482

Less: Sustaining capital	(18,389)	(11,858)	(12,287)	(6,589)	(49,123)	(27,044)
Less: Sustaining lease payments	(457)	(352)	(423)	(480)	(1,712)	(1,826)
Operating free cash flow after sustaining capital and taxes paid	125,032	92,521	66,460	38,124	322,137	59,612

Less: Growth and expansion capital	(67,735)	(48,136)	(36,745)	(43,010)	(195,626)	(168,387)
Free cash flow after Growth and expansion capital	57,297	44,385	29,715	(4,886)	126,511	(108,775)
1. As presented in the Financial Statements and notes thereto for the respective periods

                                            Page | 21

Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Adjusted net earnings and adjusted net earnings per share
Adjusted net earnings and adjusted net earnings per share (basic) are a non-GAAP financial measure and non-GAAP ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Adjusted net earnings per share (basic) are calculated by dividing adjusted net earnings by the number of shares outstanding on a basic basis.
Adjusted net earnings and adjusted net earnings per share (basic) are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.
Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and other non-recurring items. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic basis as determined under IFRS. In the table below the Company has provided the reconciliation of adjusted net earnings to the most directly comparable financial measure disclosed in the Financial Statements.

	Three months ended				Years ended
($000s except shares amount)	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2025	December 31, 2024
Basic weighted average shares outstanding	203,245,172	199,171,052	179,836,208	171,622,649	188,584,731	157,727,394
Net Income (loss) attributable to Owners of the Company	50,863	42,011	(16,897)	2,368	78,345	24,582
Add back:
Share-based compensation[1]	20,663	9,497	8,136	3,784	42,080	5,265
(Income) loss from equity accounting in investee[1]	(14)	—	—	14	—	2,884
Loss on financial instruments[1]	3,058	6,385	50,737	16,628	76,808	16,167
Loss on disposal of Juby Project[1]	—	3,200	—	—	3,200	—
Loss on termination of Soto Norte Project Precious Metals Purchase Agreement[1]	4,990	—	—	—	4,990	—
Other (income) expense[1]	6,447	1,961	1,090	535	10,033	3,369
Loss on redemption of 2026 Senior Notes	—	—	—	—	—	11,463
Foreign exchange (gain) loss[1]	12,446	13,520	7,224	5,997	39,187	(12,122)
Income tax effect on adjustments	(4,356)	(4,732)	(2,528)	(2,099)	(13,715)	4,243
Adjusted net earnings	94,097	71,842	47,762	27,227	240,928	55,851
Per share – basic ($/share)	0.46	0.36	0.27	0.16	1.28	0.35
1.As presented in the Financial Statements and notes thereto for the respective periods
                                            Page | 22

Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Earnings before interest, taxes, depreciation, and amortization (EBITDA) and Adjusted EBITDA
EBITDA and Adjusted EBITDA are Non-GAAP financial measures and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. EBITDA represents earnings before interest (including non-cash accretion of financial obligations and lease obligations), income taxes and depreciation, depletion and amortization.
EBITDA is then adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, income and losses from equity accounting in investees, and other non-recurring items (Adjusted EBITDA). In the table below the Company has provided the reconciliation of EBITDA and adjusted EBITDA to the most directly comparable financial measure disclosed in the Annual Financial Statements.

	Three months ended				Years ended
	December 31, 2025	September 30, 2025	June 30, 2025	March 31, 2025	December 31, 2025	December 31, 2024
Earnings before Income tax[1]	97,519	76,094	12,258	21,220	207,091	79,330
Add back:
Depreciation and depletion[1]	16,809	13,459	11,929	10,734	52,931	34,150
Finance income[1]	(4,353)	(2,437)	(3,474)	(2,336)	(12,600)	(6,894)
Finance costs[1]	10,431	9,390	10,833	10,037	40,691	40,957
EBITDA	120,406	96,506	31,546	39,655	288,113	147,543

Add back:
Share-based compensation[1]	20,663	9,497	8,136	3,784	42,080	5,265
Income from associates[1]	(14)	—	—	14	—	2,884
Gain (loss) on financial instruments[1]	3,058	6,385	50,737	16,628	76,808	16,167
Loss on disposal of Juby Project[1]	—	3,200	—	—	3,200	—
Loss on termination of Soto Norte Project Precious Metals Purchase Agreement[1]	4,990	—	—	—	4,990	—
Other Income (expenses)[1]	6,447	1,961	1,090	535	10,033	3,369
Foreign exchange (gain) loss[1]	12,446	13,520	7,224	5,997	39,187	(12,122)
Adjusted EBITDA	167,996	131,069	98,733	66,613	464,411	163,106
1.As presented in the Financial Statements and notes thereto for the respective periods

Accounting matters
Basis for preparation and accounting policies
The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). Details of the material accounting policies for significant (or potentially significant) areas that have had an impact (or may have an impact in future periods) on the Company’s financial statements are disclosed in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2025 and 2024.
Risks and Uncertainties
Exploration, development and mining of precious metals involves numerous inherent risks. As such, Aris Mining is subject to financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although Aris Mining assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated. Readers are encouraged to read and consider the risk factors which are more specifically described under the caption "Risk Factors" in the Company's AIF for the year ended December 31, 2025 dated as of March 11, 2026, which is available on www.aris-mining.com, under the Company's profile on SEDAR+ at www.sedarplus.ca and in its filings with the SEC at www.sec.gov.
                                            Page | 23

Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company's business actually occur, the Company's assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be adversely affected. In such circumstances, prices of the Company's securities could decline, and investors could lose all or part of their investment. In addition, such risk factors could cause actual amounts to differ from those described in the forward-looking statements related to the Company.
Disclosure Controls and Procedures and Internal Controls Over Financial Reporting
Internal controls over financial reporting
The Company's management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing adequate internal controls over financial reporting that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In addition, management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing that adequate disclosure controls and procedures have been designed to provide reasonable assurance that all material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation.
As of the end of the period covered by this MD&A and the accompanying financial statements, the Company's management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of its internal control over financial reporting. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer, have concluded that the Company’s internal control over financial reporting was effective as at December 31, 2025.
Changes in internal controls
During the year ended December 31, 2025, there were no changes in the Company's internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.
Limitations of controls and procedures
The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

                                            Page | 24

Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Qualified Person and Technical Information
Pamela De Mark, P.Geo., Senior Vice President Geology and Exploration of Aris Mining, is a Qualified Person as defined by National Instrument 43-101 (NI 43-101), and has reviewed and approved the technical information contained in this Management's Discussion and Analysis.
Mineral Reserves and Mineral Resources

Property	Proven			Probable			Proven & Probable
	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (kt)	Gold Grade (g/t)	Contained Gold (koz)
Marmato	2,196	4.31	304	29,082	3.08	2,874	31,277	3.16	3,178
Soto Norte	2,600	8.78	734	17,700	6.72	3,824	20,300	7.00	4,569
Segovia	1,708	9.92	545	2,659	11.21	958	4,367	10.70	1,503
Total			1,583			7,656		5.14	9,250
Notes: Totals may not add due to rounding. Mineral reserves were estimated using a gold price of US$1,500 per ounce at Marmato, US$2,200 at Soto Norte, and US$2,800 at Segovia. The mineral reserve effective dates are June 30, 2022 at Marmato, August 18, 2025 at Soto Norte, and November 28, 2025 at Segovia. This disclosure of mineral reserve estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.

Property	Measured			Indicated			Measured & Indicated			Inferred
	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)	Tonnes (Mt)	Gold Grade (g/t)	Contained Gold (koz)
Marmato	2.8	6.04	545	58.7	2.89	5,452	61.5	3.03	5,997	35.6	2.43	2,787
Soto Norte	3.8	7.99	976	35.2	5.29	5,987	39.0	5.55	6,959	25.1	4.81	3,882
Segovia	4.1	14.78	1,925	3.3	15.94	1,701	7.4	15.30	3,626	6.3	14.13	2,856
Toroparu	48.5	1.31	2,038	78.4	1.30	3,272	126.9	1.30	5,310	22.9	1.60	1,177
Total			5,484			16,412			21,892			10,702
Notes: Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resource estimates are reported inclusive of mineral reserves. Totals may not add due to rounding. Mineral resources were estimated using a gold price of US$1,700 per ounce at Marmato, US$2,600 at Soto Norte, US$3,200 at the Segovia, and US$1,950 at Toroparu. The mineral resource effective dates are June 30, 2022 at Marmato, August 18, 2025 at Soto Norte, November 28, 2025 at Segovia, and October 21, 2025 at Toroparu. This disclosure of mineral resource estimates has been approved by Pamela De Mark, P.Geo, Senior Vice President Geology and Exploration of Aris Mining, who is a Qualified Person as defined by National Instrument 43-101.

Technical Disclosure
Unless otherwise indicated, the scientific disclosure and technical information included in this MD&A are based upon information included in the following documents and NI 43-101 compliant technical reports:
1.Technical report entitled “Technical Report for the Marmato Gold Mine, Caldas Department, Colombia, PFS of the Lower Mine Expansion Project” dated November 23, 2022 with an effective date of June 30, 2022, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining's SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
2.Technical report entitled “NI 43-101 Technical Report Prefeasibility Study for the Soto Norte Project, Santander, Colombia”, dated September 3, 2025 with an effective date of August 18, 2025, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining’s SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
3.Technical report entitled “NI 43-101 Technical Report for the Segovia, Antioquia, Colombia” dated December 5, 2023 with an effective date of September 30, 2023, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining's SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
4.Technical report entitled “Updated Mineral Resource Estimate NI 43-101 Technical Report Preliminary Economic Assessment for the Toroparu Project Cuyuni-Mazaruni Region, Guyana” dated October 28, 2025 with an effective date of October 21, 2025, which is available for download on Aris Mining's website at www.aris-mining.com and on Aris Mining's SEDAR+ profile at www.sedarplus.ca and in Aris Mining's filings with the SEC at www.sec.gov.
5.News release of Aris Mining dated January 8, 2026 and entitled “Aris Mining Expands High-Grade Segovia Reserve and Resource Estimates”.
                                            Page | 25

Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Cautionary Note Regarding Forward-looking Statements
Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: "anticipate", "believe", "continue", "estimate", "expect", "future", "goal", "guidance", "intend", "likely", "objective", "opportunity", "plan", "possible", "potential", "probable", "project", "target" or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such forward-looking statements, include but are not limited to, statements with respect to the Company’s targeted annual gold production, the timeline for ramp up of production at Segovia, timeline for the construction of the CIP plant and production at the Bulk Mining Zone, the plans and timing of the Toroparu prefeasibility study, highlights from the Toroparu PFS and Toroparu PEA, the anticipated timeline for submission of the environmental study in respect of the Soto Norte project, projected payments and obligations of the Company, the Company’s growth plans and the requirements thereof, the Company’s ability to fund growth projects, the Company’s ability to pay its obligations associated with its financial liabilities, the Company’s anticipated business plans and strategies, financing sources, critical accounting estimates, risks and uncertainties and limitations of controls and procedures, statements made in the section entitled “Business Overview” regarding the Company’s projects and growth opportunities to increase annual gold production, as well as statements relating to the Company’s 2026 guidance and outlooks.
Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: local environmental and regulatory requirements and delays in obtaining required environmental and other licenses, changes in national and local government legislation, taxation, controls, regulations and political or economic developments, uncertainties and hazards associated with gold exploration, development and mining, risks associated with tailings and water management, risks associated with operating in foreign jurisdictions, risks associated with capital cost estimates, dependence of operations on infrastructure, costs associated with the decommissioning of the Company’s properties, fluctuations in foreign exchange or interest rates and stock market volatility, operational and technical problems, the ability to maintain good relations with employees and labour unions, competition; reliance on key personnel, litigation risks, uncertainties relating to title to property and mineral resource and mineral reserve estimates, risks associated with acquisitions and integration, risks associated with the Company’s ability to meet its financial obligations as they fall due, volatility in the price of gold, or certain other commodities, risks associated with costs, supply chain disruptions, and financial risks due to changes in tariffs, trade policies, international trade disputes, or regulatory shifts, risks that actual production may be less than estimated, risks associated with servicing indebtedness, additional funding requirements, risks associated with general economic factors, risks associated with secured debt, changes in the accessibility and availability of insurance for mining operations and property, environmental, sustainability and governance practices and performance, risks associated with climate change, risks associated with the reliance on experts outside of Canada, pandemics, epidemics and public health crises, potential conflicts of interest, uncertainties relating to the enforcement of civil liabilities outside of Canada, cyber-security risks, risks associated with operating a joint venture, volatility of the share price, the Company’s obligations as a public company; the ability to pay dividends in the future, as well as those factors discussed in the section entitled "Risk Factors" in the Company's AIF for the year ended December 31, 2025 and dated March 11, 2026 which is available on the Company’s website at www.aris-mining.com, on SEDAR+ at www.sedarplus.ca and included as part of the Company's Annual Report on Form 40-F, filed with the SEC at www.sec.gov.

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Management's Discussion and Analysis For the years ended December 31, 2025 and 2024 (all figures are expressed in thousands of United States Dollars, unless otherwise stated)
Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management's Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and the Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results, unless so required by Canadian securities laws. Accordingly, readers should not place undue reliance on forward-looking statements and information.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about the Company’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. The Company’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. The Company has included FOFI in order to provide readers with a more complete perspective on the Company’s future operations and management’s current expectations relating to the Company’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, the Company does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

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